Exhibit 1.01

CONFLICT MINERALS REPORT OF ANALOG DEVICES, INC.
IN ACCORDANCE WITH RULE 13P-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
(UNAUDITED)

Section 1: Introduction

This is the Conflict Minerals Report of Analog Devices, Inc. (the “Company”) for calendar year 2013 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”). Numerous terms in this Report are defined in Rule 13p-1 and Form SD and the reader is referred to those sources and to 1934 Act Release No. 34-67716 (August 22, 2012) for such definitions and explanations thereof.

Gold, tantalum, tin or tungsten (collectively, the “conflict minerals”) are necessary to the functionality or production of products manufactured or contracted to be manufactured by the Company. Such products include Integrated Circuits, Assembled Products and Evaluation Boards, which (depending on the product) contain one or more conflict minerals (“Products”). The Company either knows that necessary conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, “Covered Countries”) and are not from recycled or scrap sources, or has reason to believe that necessary conflict minerals may have originated in the Covered Countries and has reason to believe that they may not be from recycled or scrap sources. Accordingly, the Company undertook due diligence to determine whether the necessary conflict minerals in the Products did originate or may have originated in the Covered Countries.

The Company is many steps removed from the mining of the conflict minerals; the Company does not purchase raw ore or unrefined conflict minerals, and does no purchasing in the Covered Countries. The Company either purchases conflict minerals indirectly from a smelter or refiner for use in its manufacturing processes or purchases components from suppliers that incorporate conflict minerals. The origin of conflict minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral containing derivatives. Smelters and refiners are consolidating points for raw ore and are therefore in the best position in the total supply chain to know the origin of the ores. The Company’s due diligence measures were based on multi-industry initiatives with the smelters and refiners of conflict minerals who provide those conflict minerals to the Company’s suppliers.

Section 2: Due Diligence

A.	Design of the Company’s due diligence framework

The Company designed its due diligence measures to conform, in all material respects, with the internationally recognized due diligence framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition (OECD 2013) (“OECD Framework”), including related Supplements for each of the conflict minerals.

B.	Description of the Company’s due diligence measures performed with respect to products manufactured during 2013

The Company’s due diligence measures performed with respect to products manufactured during 2013 included:

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Creating a cross-functional Conflict Minerals Team, which included senior members of our manufacturing, purchasing, finance and legal organizations under the oversight of the Director, Environmental Health and Safety, who is a direct report to the Company’s Vice President of Manufacturing.

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Updating and communicating to its suppliers and the public the Company’s DRC Conflict Free sourcing policy for the supply chain of minerals originating from Conflict-Affected and High-Risk Areas. The Company’s Conflict Minerals Policy can be found on its website at www.analog.com/en/sustainability/content/index.html.

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Creating and implementing internal controls and procedures to be followed in order to generate and maintain the information about the supply chain for conflict minerals contained in the Company’s Products necessary to determine the source and status of such conflict minerals. The controls and procedures include supply chain due diligence procedures for both existing and new suppliers, as well as a grievance mechanism allowing interested parties to voice concerns regarding the source of conflict minerals used by the Company.

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Assessing all of the Company’s products and suppliers in order to identify conflict minerals scope and risk in the Company’s supply chain. The Company’s existing suppliers were evaluated for use of conflict minerals through a review of internal documents, including bills of material, materials declarations and purchasing contracts. Suppliers added after the initial review were assessed as part of the General Procurement Specifications (GPS) applied to all new suppliers. Suppliers identified as providing materials to the Company that include conflict minerals were aggregated onto an electronic tracking spreadsheet.

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Conducting a reasonable country of origin inquiry (RCOI) by circulating a supply-chain survey with direct suppliers included on the electronic tracking spreadsheet using the EICC/GeSI Conflict Minerals Reporting Template (“CMR template”). The purpose of this supplier survey was to identify, if possible, the smelters and refiners that supply refined conflict minerals used for either the manufacturing of or as components for the Company’s Products.

•	Verifying that direct suppliers completed all pertinent sections of the CMR template and making follow-up inquiries as necessary to obtain responsive information from as many suppliers as possible.

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Comparing the smelters and refiners identified by direct suppliers via the CMR template against the list of smelter and refinery facilities that have received a “conflict free” designation (such as through the EICC/GeSI Conflict Free Smelter (CFS) program’s lists for tantalum, tin, tungsten and gold) by participating in an independent third party smelter audit.

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Designing and implementing a risk management plan. This plan includes actions to be taken with direct suppliers who cannot or will not provide sufficient compliance information. The specific supplier correction actions depend on factors such as vendor size, risk level and vendor capabilities.

Section 3: Results of Due Diligence

After exercising the due diligence described above, the Company was unable to obtain sufficient information from its direct suppliers or other sources to conclude whether necessary conflict minerals originated in the Covered Countries and/or, if so, whether or not the conflict minerals directly or indirectly financed an armed group in the Covered Countries.

Further on account of this lack of information, the Company is unable to determine and to describe the facilities used to process necessary conflict minerals or their country of origin. The Company's efforts to determine the mine(s) or location of origin with the greatest possible specificity included the use of the due diligence measures described above.

The Company will undertake the following steps during the next compliance period to improve the due diligence conducted and to further mitigate the risk that its necessary conflict minerals benefit armed groups, including:

•	Participating in industry initiatives to increase the response rate of suppliers’ supply-chain surveys.

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Contacting smelters identified as a result of the RCOI process and requesting their participation in obtaining a “conflict free” designation from an industry program such as the EICC/GeSI Conflict Free Smelter program.

•	As more smelters participate in the EICC/GeSI Conflict Free Smelter program, comparing RCOI results to information collected via independent conflict free smelter validation programs.

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Developing and implementing a policy whereby suppliers who do not improve their responses in a timely fashion will be evaluated for potential removal as a preferred supplier from the Company’s supply chain.